Exhibit 99.1

ABITS Group maintains growth momentum in its third quarter of 2025

Hong Kong, December 10, 2025 – Abits Group Inc. (NASDAQ: ABTS), a new generation digital center with inhouse bitcoin mining operations, today announced its unaudited results for the third quarter ended September 30, 2025 which reflect continued solid progress at both its sites in Tennessee.

Highlights of the Quarter

●	Total revenue reached $1.61 million in Duff, Tennessee, representing a 27.5% increase compared to the same period last year. Profit of this self-owned mining operation was $0.76 million, up from $ 0.39 million in Q3 2024.
●	There was a modest profit contribution of $0.43 million from the Mendenhall hosting facility in Memphis
●	Operating profit from operations, before accounting for depreciation and group overheads totalled $1.19 million, an increase of 207.1% over the comparative period last year.
●	Loss before taxation narrowed to $0.29 million from a loss of $0.66 million in the comparable period last year.

Management Commentary

The results reflect the operational efficiencies at its main plant in Duff and the favorable bitcoin prices throughout the third quarter. While electricity costs were in line with expectations, there was a significant saving in the water bills as a result of the investment in the two water wells in an earlier period. Total output from this self-owned mine was 13.61 bitcoins.

The contribution from the joint-venture with Mendenhall LLC in Memphis was affected by a higher electricity consumption at peak-rate hours, which Management is reviewing and taking appropriate action.

Outlook

Looking ahead, we expect continuing improvement in Memphis while the Duff mine performs at its optimal level as the operations mature. Much will also depend on bitcoin prices which have faltered in the last quarter of 2025 but should be sustainable at the current level. The Company believes it has established a solid base for its operations as it seeks other opportunities in the United States.

The Company is a foreign private filer (FPI) and is not required to file quarterly reports. The following abridged results are not required to be audited or reviewed by the Company’s independent accountants.

ABITS GROUP INC
CONSOLIIDATED FINANCIAL RESULTS Q3-2025

UNAUDITED CONSOLIDATED BALANCE SHEET

	Note	As of September 30 2025	As of December 31 2024
Current assets
Cash and cash equivalents		94,132	1,118,929
Other receivables and prepayments	2	494,370	558,707
Total current assets		588,502	1,677,636
Digital assets	1	2,485,585	257,753
Property, equipment and vehicles		9,961,428	9,435,908
TOTAL ASSETS		$13,035,515	$11,371,297

Liabilities and shareholders’ equity
Other payables and accruals	4	1,057,174	990,346
Loan	3	2,250,000	0
Total liabilities		$3,307,174	$990,346

Shareholders’ equity
Preferred stock		5,050	5,050
Common stock		35,554	35,554
Additional paid-in capital		89,290,193	89,290,193
Accumulated deficit		(79,460,192)	(78,803,383)
Accumulated other comprehensive income		(142,264)	(146,463)
Total shareholders’ equity		$9,728,341	$10,380,951
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$13,035,515	$11,371,297

UNAUDITED CONSOLIDATED INCOME STATEMENTS

		Q3-2025	Q3-2024
Revenue	5	$1,611,515	$1,263,700
Direct costs of revenue	6	(852,152)	(876,391)
Profit of self-owned mining operation		759,363	387,309
Share of profit from hosting joint-venture	7	429,832	0
Profit from operations		1,189,195	387,309
General and administrative expenses		(440,968)	(341,981)
Depreciation		(955,142)	(675,101)
Changes in fair value of digital assets		9,679	(31,980)
Loss before interest		(197,237)	(661,753)
Interest	3	(90,000)	0
Loss before taxation		(287,237)	(661,753)

Note

1	Digital Assets

	As of September 30 2025	As of December 31 2024
BTC at beginning	257,753	693,389
Mining output	5,753,074	6,570,519
Exchanged for cash	(4,063,905)	(7,541,270)
Fair value changes	460,146	523,498
BTC at period end	2,407,068	246,136
USDT at period end	78,517	11,617
Total	2,485,585	257,753

2	Other receivables and prepayments

	As of September 30 2025	As of December 31 2024
Utility deposit	480,000	375,000
Other sundry deposits	14,370	23,707
Deposit for the purchase of miners	0	160,000
Total	494,370	558,707

3	Loan

This loan of $3,000,000 was taken in April 2025 to finance the acquisition of mining equipment for the hosting facility in Memphis. The loan carries a simple interest of 12% per annum and is repayable in equal installments over a period of 2 years. It is secured on all the Company’s assets at its mining facility in Duff, Tennessee. The interest is $30,000 per month.

4	Other payables and accruals

	As of September 30 2025	As of December 31 2024
Staff salaries and other benefits	62,605	62,036
Electricity	217,520	403,250
Water	40,358	0
Tax	29,570	55,306
Hosting fee	262,004	0
Others	445,117	469,754
Total	1,057,174	990,346

5	Revenue

	Q3-2025	Q3-2024
Mining output from Duff	1,532,998	1,195,906
Hosting income	78,517	67,794
Total	1,611,515	1,263,700

6	Direct costs of revenue

	Q3-2025	Q3-2024
Electricity	674,655	582,715
Water	76,617	196,544
Site wages	100,880	97,132
Total	852,152	876,391

7	Share of profit from joint-venture

In accordance with the hosting agreement signed with Mendenhall LLC in February 2025, the share of profit due to Abit USA is 66.5%. The profit of the joint-venture is calculated based on the mining income after deducting electricity costs and the operations and maintenance costs of the facility. For the quarter ended September 30, 2025, this share is $429,832.

About ABITS Group Inc.

ABITS GROUP INC. (NASDAQ: ABTS) a BVI-incorporated company, operates a new generation data center in Tennessee through its U.S. subsidiary, Abit USA, Inc., which has self-mining bitcoin operations and colocation hosting services.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Abits Group Inc

Investor Relations

ir@abitgrp.com